Exhibit 4.47

SHARE PURCHASE AGREEMENT

Dated January 17, 2018

among

CAPITAL MARITIME & TRADING CORP.,

EMMA SHIPHOLDINGS INC.

and

CAPITAL PRODUCT PARTNERS L.P.

one hundred (100) Shares

SECTION 5.12 Payment of Taxes	9
SECTION 5.13 Permits	10
SECTION 5.14 No Material Adverse Change in Business	10

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE SELLER REGARDING THE VESSEL

SECTION 6.01 Title to Vessel	10
SECTION 6.02 No Encumbrances	10
SECTION 6.03 Condition	10

ARTICLE VII
COVENANTS

SECTION 7.01 Financial Statements	11
SECTION 7.02 Expenses	11
SECTION 7.03 Joint and Several Liability of the Seller	11

ARTICLE VIII
AMENDMENTS AND WAIVERS

SECTION 8.01 Amendments and Waivers	11

ARTICLE IX
INDEMNIFICATION

SECTION 9.01 Indemnity by the Seller	12
SECTION 9.02 Indemnity by the Buyer	12
SECTION 9.03 Exclusive Post-Closing Remedy	12

ARTICLE X
MISCELLANEOUS

SECTION 10.01 Governing Law	13
SECTION 10.02 Counterparts	13
SECTION 10.03 Complete Agreement	13
SECTION 10.04 Interpretation	13
SECTION 10.05 Severability	13
SECTION 10.06 Tbird Party Rights	13
SECTION 10.07 Notices	13
SECTION 10.08 Representations and Warranties to Survive	14
SECTION 10.09 Remedies	14
SECTION 10.10 Non-recourse to General Partner	14

SHARE PURCHASE AGREEMENT (the “Agreement”), dated as of January 17, 2018, by and among CAPITAL MARITIME & TRADING CORP. (“CM&TC”), a corporation organized under the laws of the Republic of the Marshall Islands, EMMA SHIPHOLDINGS INC. (“Emma” and, together with CM&TC, the “Seller”), a corporation organized under the laws of the Republic of the Marshall Islands, and CAPITAL PRODUCT PARTNERS L.P. (the “Buyer”), a limited partnership organized under the laws of the Republic of the Marshall Islands.

WHEREAS, the Buyer wishes to purchase from the Seller, and the Seller wishes to sell to the Buyer, the one hundred (100) shares of capital stock (the “Shares”) representing all of the issued and outstanding shares of capital stock of Asterias Crude Carrier S.A., a corporation organized under the laws of the Republic of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Vessel Owning Subsidiary”), for a purchase price of $52,500,000.00, consisting of: (i) $24,166,666.66 in cash consideration, as referenced in Section 2.04, and (ii) the assumption of approximately $28,333,333.34 in debt owed by the Vessel Owning Subsidiary under the Loan Agreement (as defined below) to which the Vessel Owning Subsidiary is a party, as referenced in Section 5.10 5.10.

WHEREAS, the Vessel Owning Subsidiary is the registered owner of the Republic of Marshall Islands flagged 113,689 DWT Aframax Tanker “Aristaios” (the “Vessel”).

WHEREAS, the Vessel is employed under a charter time charter dated October 2, 2015 by Tesoro Far East Maritime Company, with its registered office at 19100 Ridgewood Parkway, San Antonio, Texas 78259, as charterer (the “Charterer”), for a duration of 60 months (with 45 days less or more, exact period in Charterer’s option) commenced in January 10, 2017 (the “Charter”).

WHEREAS, contemporaneously with the Closing (as defined below), the Buyer and Capital Ship Management Corp. (“CSM”) will execute an amendment to the Floating Rate Management Agreement dated the 10th day of June 2011 and entered into between the Buyer and CSM as same has been amended and/or supplemented from time to time (the “Amendment to the Management Agreement”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

Interpretation

SECTION 1.01 Definitions. In this Agreement, unless the context requires otherwise or unless otherwise specifically provided herein, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Agreement” means this Agreement, including its recitals and schedules, as amended, supplemented, restated or otherwise modified from time to time;

“Amendment to the Management Agreement” has the meaning given to it in the recitals;

“Applicable Law” in respect of any Person, property, transaction or event, means all laws, statutes, ordinances, regulations, municipal by-laws, treaties, judgments and decrees applicable to that Person, property, transaction or event and, whether or not having the force of law, all applicable official directives, rules, consents, approvals, authorizations, guidelines, orders, codes of practice and policies of any Governmental Authority having or purporting to have authority over that Person, property, transaction or event and all general principles of common law and equity;

“Buyer” has the meaning given to it in the preamble;

“Buyer Entities” means the Buyer and its subsidiaries;

“Buyer Indemnitees” has the meaning given to it in Section 9.01;

“Charter” has the meaning given to it in the recitals;

“Charterer” has the meaning given to it in the recitals;

“Closing” has the meaning given to it in Section 2.02;

“Closing Date” has the meaning given to it in Section 2.02;

“Commitment” means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights or other contracts that could require a Person to issue any of its equity interests or to sell any equity interests it owns in another Person (other than this Agreement and the related transaction documents); (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any equity interest of a Person or owned by a Person; and (c) stock appreciation rights, phantom stock, profit participation, or other similar rights with :respect to a Person;

“Contracts” has the meaning given to it in Section 5.08;

“CM&TC” has the meaning given to it in the preamble;

“CSM” has the meaning given to it in the recitals;

“Emma” has the meaning given to it in the preamble;

“Encumbrance” means any mortgage, lien, charge, assignment, adverse claim, hypothecation, restriction, option, covenant, condition or encumbrance, whether fixed or floating, on, or any security interest in, any property whether real, personal or mixed, tangible or intangible, any pledge or hypothecation of any property, any deposit arrangement, priority, conditional sale agreement, other title retention agreement or equipment trust, capital lease or other security arrangements of any kind;

“Equity Interest” means (a) with respect to any entity, any and all shares of capital stock or other ownership interest and any Commitments with respect thereto, (b) any other direct equity ownership or participation in a Person and (c) any Commitments with respect to the interests described in (a) or (b);

“Governmental Authority” means any domestic or foreign government, including federal, provincial, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing and any multinational or supranational organization;

“Loan Agreement” means that certain Loan Agreement, dated January 2, 2017, among the Vessel Owning Subsidiary and Scorpio Crude Carrier S.A., as joint and several Borrowers, the Banks and Financial Institutions listed on Schedule 1 thereto, as Lenders, Credit Agricole Corporate and Investment Bank, as Facility Agent, Security Trustee and Account Bank, ING Bank N.V. and Credit Agricole Corporate and Investment Bank, as Bookrunners and Mandated Lead Arrangers, and ING Bank N.V., as Swap Bank.

“Losses” means, with respect to any matter, all losses, claims, damages, liabilities, deficiencies, costs, expenses (including all costs of investigation, legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) or diminution of value, whether or not involving a claim from a third party, however specifically excluding consequential, special and indirect losses, loss of profit and loss of opportunity;

“Notice” means any notice, citation, directive, order, claim, litigation, investigation, proceeding, judgment, letter or other communication, written or oral, actual or threatened, from any Person;

“Organizational Documents” has the meaning given to it in Section 5.03;

“Parties” means all parties to this Agreement and “Party” means any one of them;

“Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of the Buyer dated February 22, 2010, as amended from time to time.

“Person” means an individual, entity or association, including any legal personal representative, corporation, body corporate, :firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

“Permits” has the meaning given to it in Section 5.13;

“Purchase Price” has the meaning given to it in Section 2.04;

“Securities Act” means the Securities Act of 1933, as amended from time to time; “Seller” has the meaning given to it in the preamble;

“Seller Entities” means the Seller and its affiliates other than the Buyer Entities;

“Seller Indemnities” has the meaning given to it in Section 9.02;

“Shares” has the meaning given to it in the recitals;

“Taxes” means all income, :franchise, business, property, sales, use, goods and services or value added, withholding, excise, alternate minimum capital, transfer, excise, customs, anti-dumping, stumpage, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, dues and charges and other taxes required to be reported upon or paid to any domestic or foreign jurisdiction and all interest and penalties thereon;

‘Vessel” has the meaning given to it in the recitals; and

“Vessel Owning Subsidiary” has the meaning given to it in the recitals.

ARTICLE II

Purchase and Sale of Shares; Closing

SECTION 2.01 Purchase and Sale of Shares. The Seller agrees to sell and transfer to the Buyer, and the Buyer agrees to purchase from the Seller for the Purchase Price and in accordmice with and subject to the terms and conditions set forth in this Agreement, the Shares which in tum shall result in the Buyer indirectly owning the Vessel.

SECTION 2.02 Closing. On the terms of this Agreement, the sale and transfer of the Shares and payment of the Purchase Price shall take place on the date hereof (the “Closing Date”). The sale and transfer of the Shares is hereinafter referred to as the “Closing.”

SECTION 2.03 Place of Closing. The Closing shall take place at the premises of CSM at 3 Iassonos Street, Piraeus, Greece.

SECTION 2.04 Purchase Price for Shares. On the Closing Date, the Buyer shall pay to the Seller the purchase price (the “Purchase Price”) of $52,500,000.00, consisting of (i) the amount of$24,166,666.66 US Dollars .in cash, $18,125,000.00 US Dollars of which shall be paid to an account nominated by CM&TC and $6,041,666.67 US Dollars of which shall be paid to an account nominated by Emma and (ii) the assumption of approximately $28,333,333.34 US Dollars :in debt owed by the Vessel Own:ing Subsidiary underthe Loan Agreement, in exchange for the Shares.

SECTION 2.05 Payment of the Purchase Price. The cash portion of the Purchase Price will be paid by the Buyer to the Seller by wire transfers of immediately available funds to an account designated in writing by CM&TC and to an account designated in writing by Emma, allocated in the manner set forth in Section 2.04.

ARTICLE III

Representations and Warranties of the Buyer

The Buyer represents and warrants to the Seller that as of the date hereof:

SECTION 3.01 Organization and Limited Partnership Authority. The Buyer is duly formed, validly existing and in good standing under the laws of the Republic of the Marshall Islands, and has all requisite limited partnership power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer, has been effectively authorized by all necessary action, limited partnership or otherwise, and constitutes legal, valid and binding obligations of the Buyer. No meeting has been convened or resolution proposed or petition presented and no order has been made to wind up the Buyer.

SECTION 3.02 Agreement Not in Breach of Other Instruments. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, or conflict with, any agreement or other instrument to which the Buyer is a party or by which it is bound, the Certificate of Formation and the Partnership Agreement, any judgment, decree, order or award of any court, governmental body or arbitrator by which the Buyer is bound, or any law, rule or regulation applicable to the Buyer which would have a material effect on the transactions contemplated hereby.

SECTION 3.03 No Legal Bar. The Buyer is not prohibited by any order, writ, injunction or decree of any body of competent jurisdiction from consummating the transactions contemplated by this Agreement and no such action or proceeding is pending or, to the best of its knowledge and belief, threatened against the Buyer which questions the validity of this Agreement, any of the transactions contemplated hereby or any action which has been taken by any of the parties in connection herewith or in connection with any of the transactions contemplated hereby.

SECTION 3.04 Securities Act. The Shares purchased by the Buyer pursuant to this Agreement are being acquired for investment purposes only and not with a view to any public distribution thereof, and the Buyer shall not offer to sell or otherwise dispose of the Shares so acquired by it in violation of any of the registration requirements of the Securities Act. The Buyer acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Shares, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in all of the Shares. The Buyer is an “accredited investor” as such term is defined in Regulation D under the Securities Act. The Buyer understands that, when issued to the Buyer at the Closing, none of the Shares will be registered pursuant to the Securities Act and that all of the Shares will constitute “:restricted securities” under the federal securities laws of the United States.

SECTION 3.05 Independent Investigation. The Buyer has had the opportunity to conduct to its own satisfaction independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, :financial condition and prospects of the Vessel Owning Subsidiary and, in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation and the representations and warranties set forth in Articles N, V and VI.

ARTICLE IV

Representations and Warranties of the Seller

Each of the Seller represents and warrants to the Buyer, jointly and severally, that as of the date hereof:

SECTION 4.01 Organization and Corporate Authority. Each of the Seller is duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Seller, has been effectively authorized by all necessary action, corporate or otherwise, and constitutes legal, valid and binding obligations of the Seller. No meeting has been convened or resolution proposed or petition presented and no order has been made to wind up any of the Seller.

SECTION 4.02 Agreement Not in Breach. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, or conflict with, any agreement or other instrument to which the Seller is a party or by which it is bound, the Articles of Incorporation and Bylaws of any of the Seller, any judgment, decree, order or award of any court, governmental body or arbitrator by which any of the Seller is bound, or any law, rule or regulation applicable to any of the Seller.

SECTION 4.03 No Legal Bar. None of the Seller is prohibited by any order; writ, injunction or decree of any body of competent jurisdiction :from consummating the transactions contemplated by this Agreement and no such action or proceeding is pending or, to the best of its knowledge and belief, threatened against any of the Seller which questions the validity of this Agreement, any of the transactions contemplated hereby or any action which has been taken by any of the parties in connection herewith or in connection with any of the transactions contemplated hereby.

SECTION 4.04 Good and Marketable Title to Shares. The Seller in aggregate is the owner (ofrecord and beneficially) of all of the Shares, seventy-five (75) of which are owned (ofrecord and beneficially) by CM&TC and twenty-five (25) of which are owned (of record and beneficially) by Emma, and each of the Seller has good and marketable title to the Shares, :free and clear of any and all Encumbrances other than under the Loan Agreement. The Shares constitute 100% of the issued and outstanding Equity Interests of the Vessel Owning Subsidiary.

SECTION 4.05 The Shares. Assuming the Buyer has the requisite power and authority to be the lawful owner of the Shares, upon delivery to the Buyer at the Closing of certificates representing the Shares, duly endorsed by each of the Seller for transfer to the Buyer or accompanied by appropriate instruments sufficient to evidence the transfer from the Seller to the Buyer of the Shares under the Applicable Laws of the relevant jurisdiction, or delivery of such Shares by electronic means, and upon each of the Seller’s receipt of the Purchase Price, the Buyer shall own good and valid title to the Shares, :free and clear of any Encumbrances, other than those arising from acts of the Buyer Entities or arising under the Loan Agreement (it being understood that the pledge of the Shares by Seller under the Loan Agreement shall be released at or prior to Closing and the Buyer Entities shall pledge the Shares under the Loan Agreement at or after Closing). Other than this Agreement and any related transaction documents, the Organizational Documents and restrictions imposed by Applicable Law, at the Closing, the Shares will not be subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Shares, other than any agreement to which any Buyer Entity is a party.

ARTICLE V

Representations and Warranties of the Seller Regarding the Vessel Owning Subsidiary

The Seller represents and warrants to the Buyer, jointly and severally, that as of the date hereof:

SECTION 5.01 Organization Good Standing and Authority. The Vessel Owning Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands. The Vessel Owning Subsidiary has full corporate power and authority to carry on its business as it is now, and has since its incorporation been, conducted, and is entitled to own, lease or operate the properties and assets it now owns, leases or operates and to enter into legal and binding contracts. No meeting has been convened or resolution proposed or petition presented and no order has been made to wind up the Vessel Owning Subsidiary.

SECTION 5.02 Capitalization. Title to Shares. The Shares consist of the one hundred (100) shares of capital stock without par value and have been duly authorized and validly issued and are fully. paid and non-assessable, and constitute the total issued and outstanding Equity Interests of the Vessel Owning Subsidiary. There are not outstanding (i) any options, warrants or other rights to purchase from the Vessel Owning Subsidiary any equity interests of the Vessel Owning Subsidiary, (ii) any securities convertible into or exchangeable for shares of such equity interests of the Vessel Owning Subsidiary or (iii) any other commitments of any kind for the issuance of additional shares of equity interests or options, warrants or other securities of the Vessel Owning Subsidiary.

SECTION 5.03 Organizational Documents. The Seller has supplied to the Buyer true and correct copies of the organizational documents of the Vessel Owning Subsidiary, as in effect as of the date hereof (the “Organizational Documents”).

SECTION 5.04 Agreement Not in Breach. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate, or result in a breach of; any of the terms and provisions of, or constitute a default under, or conflict with, or give any other party thereto a right to terminate any agreement or other instrument to which the Vessel Owning Subsidiary is a party or by which it is bound including, without limitation, any of the Organizational Documents, or any judgment, decree, order or award of any court, governmental body or arbitrator applicable to the Vessel Owning Subsidiary.

SECTION 5.05 Litigation.

(a) There is no action, suit or proceeding to which the Vessel Owning Subsidiary is a party (either as a plaintiff or defendant) pending before any court or governmental agency, authority or body or arbitrator; there is no action, suit or proceeding threatened against the Vessel Owning Subsidiary; and, to the best knowledge of the Seller, there is no basis for any such action, suit or proceeding;

(b) The Vessel Owning Subsidiary has not been permanently or temporarily enjoined by any order, judgment or decree of any court or any governmental agency, authority or body from engaging in or continuing any conduct or practice in connection with the business, assets, or properties of the Vessel Owning Subsidiary; and

(c) There is not in existence any order, judgment or decree of any court or other tribunal or other agency enjoining or requiring the Vessel Owning Subsidiary to take any action of any kind with respect to its business, assets or properties.

SECTION 5.06 Indebtedness to and from Officers, etc. The Vessel Owning Subsidiary will not be indebted, directly or indirectly, to any person who is an officer, director, stockholder or employee of the Seller or any spouse, child, or other relative or any affiliate of any such person, nor shall any such officer, director, stockholder, employee, relative or affiliate be indebted to the Vessel Owning Subsidiary.

SECTION 5.07 Personnel. The Vessel Owning Subsidiary has no employees.

SECTION 5.08 Contracts and Agreements. Other than the Charter, the Amendment to the Management Agreement and the Loan Agreement (together, the “Contracts”), there are no material contracts or agreements, written or oral, to which the Vessel Owning Subsidiary is a party or by which any of its assets are bound.

(a) Each of the Contracts is (or, in the case of the Amendment to the Management Agreement, will be at Closing) a valid and binding agreement of the Vessel Owning Subsidiary, and to the best knowledge of the Seller, of all other parties thereto;

(b) The Vessel Owning Subsidiary has fulfilled all material obligations required pursuant to its Contracts to have been performed by it prior to the date hereof and has not waived any material rights thereunder, including payment in full of the purchase price for the Vessel, together with any other payments of the Vessel Owning Subsidiary due thereunder;

(c) The Vessel Owning Subsidiary and the Buyer Loan Parties (as defined below) have no obligations with respect to, or any liability for any breach or default of the Loan Agreement by, any of the other borrowers or other party under the Loan Agreement (other than with respect to obligations, breaches or defaults of the Buyer or any such borrowers that are wholly owned subsidiaries of the Buyer (collectively, “Buyer Loan Parties”)) (“Third Party Loan Agreement Breaches”); no Third Party Loan Agreement Breaches shall result in a breach or default of the Loan Agreement by the Vessel Owning Subsidiary or the Buyer Loan Parties, result in any payment obligation of the Vessel Owning Subsidiary or the Buyer Loan Parties under the Loan Agreement, or otherwise affect the rights and obligations of the Vessel Owning Subsidiary or the Buyer Loan Parties under the Loan Agreement; and the Vessel Owning Subsidiary and the Buyer Loan Parties are not jointly liable for any obligations under the Loan Agreement other than in respect of the Vessel Owning Subsidiary or the Buyer Loan Parties.

(d) There has not occurred any material default under any of the Contracts on the part of the Vessel Owning Subsidiary, or to the best knowledge of the Seller, on the part of any other party thereto nor has any event occurred which with the giving of notice or the lapse of time, or both, would constitute any material default on the part of the Vessel Owning Subsidiary under any of the Contracts nor, to the best knowledge of the Seller, has any event occurred which with the giving of notice or the lapse of time, or both, would constitute any material default on the part of any other party to any of the Contracts.

SECTION 5.09 Compliance with Law. The conduct of business by the Vessel Owning Subsidiary does not and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not violate any laws, statutes, ordinances, rules, regulations, decrees, orders, permits or other similar items in force (including, but not limited to, any of the foregoing relating to employment discrimination, environmental protection or conservation) of any country, province, state or other governing body, the enforcement of which would materially and adversely affect the business, assets, condition (financial or otherwise) or prospects of the Vessel Owning Subsidiary taken as a whole, nor has the Vessel Owning Subsidiary received any notice of any such violation.

SECTION 5.10 No Undisclosed Liabilities. The Vessel Owning Subsidiary (or the Vessel owned by it) has no liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due (including, without limitation, any liability for Taxes and interest, penalties and other charges payable with respect to any such liability or obligation, including under the Loan Agreement), other than under the Loan Agreement solely with respect to the approximately $28,333,333.34 aggregate principal amount borrowed and outstanding thereunder to fund the purchase of the Vessel, plus accrued interest thereon, if any, from the last payment date. Notwithstanding the foregoing, the Parties acknowledge and agree that there may be obligations under the Contracts that are not due and payable as of the date hereof and that will be the responsibility of the Seller pursuant to Section 9.01(c) of this Agreement.

SECTION 5.11 Disclosure of Information. The Seller has disclosed to the Buyer all material information on, and about, the Vessel Owning Subsidiary and the Vessel and all such information is true, accurate and not misleading in any material respect. Nothing has been withheld from the material provided to the Buyer which would render such information untrue or misleading.

SECTION 5.12 Payment of Taxes. The Vessel Owning Subsidiary has filed all foreign, federal, state and local income and franchise tax returns required to be filed, which retums are correct and complete in all material respects, and has timely paid all taxes due from it, and the Vessel is in good standing with respect to the payment of past and current Taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction.

SECTION 5.13 Permits. The Vessel Owning Subsidiary has such permits, consents, licenses, franchises, concessions, certificates and authorizations (“Permits”) of, and has all declarations and filings with, and is qualified and in good standing in each jurisdiction of, all federal, provincial, state, local or foreign Governmental Authorities and other Persons, as are necessary to own or lease its properties and to conduct its business in the manner that is standard and customary for a business of its nature other than such Permits the absence of which, individually or in the aggregate, has not and could not reasonably be expected to materially or adversely affect the Vessel Owning Subsidiary. The Vessel Owning Subsidiary has fulfilled and performed all its obligations with respect to such Permits which are or will be due to have been fulfilled and performed by such date and no event has occurred that would prevent the Permits from being renewed or reissued or that allows, or after notice or lapse of time would allow, . revocation or termination thereof or results or would result in any impairment of the rights of the holder of any such Permits, except for such non-renewals, non-issues, revocations, terminations and impairments that would not, individually or in the aggregate, materially or adversely affect the Vessel Owning Subsidiary, and none of such Permits contains any restriction that is materially burdensome to the Vessel Owning Subsidiary.

SECTION 5.14 No Material Adverse Change in Business. Since December 31, 2015, there has been no material adverse change in the condition, financial or otherwise, or in the earnings, properties, business affairs or business prospects of the Vessel Owning Subsidiary, whether or not arising in the ordinary course of business, that would have or could reasonably be expected to have a material adverse effect on the condition, :financial or otherwise, or in the earnings, business affairs or business prospects of the Vessel Owning Subsidiary.

ARTICLE VI

Representations and Warranties of the Seller regarding the Vessel

The Seller represents and warrants to the Buyer, jointly and severally, that as of the date hereof

SECTION 6.01 Title to Vessel. The Vessel Owning Subsidiary is the owner (beneficially and of record) of the Vessel and has good and marketable title to the Vessel.

SECTION 6.02 No Encumbrances. The assets of the Vessel Owning Subsidiary and the Vessel are free of all Encumbrances other than the Encumbrances arising under the Charter or the Loan Agreement.

SECTION 6.03 Condition. The Vessel is (i) adequate and suitable for use by the Vessel Owning Subsidiary in the manner that is standard and customary for a vessel of its type, ordinary wear and tear excepted; (ii) seaworthy in all material respects for hull and machinery insurance warranty purposes and in good running order and repair; (iii) insured against all risks, and in amounts, consistent with common industry practices; (iv) in compliance with maritime laws and regulations; and (v) in compliance in all material respects with the requirements of its class and classification society; and all class certificates of the Vessel are clean and valid and free of recommendations affecting class; and the Buyer acknowledges and agrees that, subject only to the representations and warranties in this Agreement, it is acquiring the Vessel on an “as is, where is” basis.

ARTICLE VII

Covenants

SECTION 7.01 Financial Statements. The Seller agrees to cause the Vessel Owning Subsidiary to provide access to the books and records of the Vessel Owning Subsidiary to allow the Buyer’s outside auditing firm to prepare at the Buyer’s expense any information, review or audit the Buyer reasonably believes is required to be furnished or provided by the Buyer pursuant to applicable securities laws. The Seller will (A) direct its auditors to provide the Buyer’s auditors access to the auditors’ work papers and (B) use its commercially reasonable efforts to assist the Buyer with any such information, review or audit and to provide other financial information reasonably requested by the Buyer or its auditors, including the delivery by the Seller Entities of any information, letters and similar documentation, including reasonable “management representation letters” and attestations.

SECTION 7.02 Expenses. All costs, fees and expenses incurred in connection with this Agreement and the related transaction documents shall be paid by the Buyer, including all costs, fees and expenses incurred in connection with conveyance fees, recording charges and other fees and charges applicable to the transfer of the Shares. For the avoidance of doubt, all costs and expenses incurred by the Buyer to load the Vessel with fuel oil, lubricating oil, greases, fresh water and other stores necessary to operate the Vessel after the Closing as well as in connection with the delivery of the Vessel to the delivery port (ballast) shall be for the Buyer’s account.

SECTION 7.03 Joint and Several Liability of the Seller. Each of CM&TC and Emma shall be jointly and severally liable for the representations, warranties, covenants and other obligations of the Seller (and of CM&TC and Emma) under this Agreement.

ARTICLE VIII

Amendments and Waivers

SECTION 8.01 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each parties hereto. By an instrument in writing the Buyer, on the one hand, or the Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

ARTICLE IX

Indemnification

SECTION 9.01 Indemnity by the Seller. The Seller shall be jointly and severally liable for, and shall jointly and severally indemnify the Buyer and each of its subsidiaries and each of their directors, employees, agents and representatives (the “Buyer Indemnitees”) against and hold them harmless from, any Losses, suffered or incurred by such Buyer Indemnitee:

(a) by reason of, arising out of or otherwise in respect of any inaccuracy in, or breach of, any representation or warranty (without giving effect to any supplement to the schedules or qualifications as to materiality or dollar amount or other similar qualifications), or a failure to perform or observe any covenant, agreement or obligation of, the Seller in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by the Seller;

(b) any fees, expenses or other payments incurred or owed by the Seller or the Vessel Owning Subsidiary to any brokers, financial advisors or comparable other persons retained or employed by it in connection with the transactions contemplated by this Agreement; or

(c) by reason of, arising out of or otherwise in respect of (i) Third Party Loan Agreement Breaches or (ii) obligations, liabilities, expenses, cost and claims relating to, arising from or otherwise attributable to (x) the Loan Agreement (other than those attributable to the Buyer Loan Parties, excluding any resulting from joint liability (or similar concepts) thereunder), including with respect to any amounts borrowed or otherwise owing thereunder other than the aggregate principal amount specified in Section 5.10) or (y) assets owned by the Vessel Owning Subsidiary or the assets, operations, and obligations of the Vessel Owning Subsidiary or the businesses thereof, in each case under clause (y), to the extent relating to, arising from, or otherwise attributable to facts, circumstances or events occurring prior to the Closing Date.

SECTION 9.02 Indemnity by the Buyer. The Buyer shall indemnify the Seller and its subsidiaries other than any Buyer Indemnitees and each of their respective officers, directors, employees, agents and representatives (the “Seller Indemnitees”) against and hold them harmless from, any Losses, suffered or incurred by such Seller Indemnitee by reason of, arising out of or otherwise in respect of any inaccuracy in, or breach of, any representation or warranty (without giving effect to any supplement to the schedules occurring after the date hereof or qualifications as to materiality or dollar amount or other similar qualifications), or a failure to perform or observe any covenant, agreement or obligation o:t; the Buyer in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by the Buyer.

SECTION 9.03 Exclusive Post-Closing Remedy. After the Closing, and except for any non-monetary, equitable relief to which any Party may be entitled, or any remedies for willful misconduct or actual fraud, the rights and remedies set forth in this Article IX shall constitute the sole and exclusive rights and remedies of the Parties under or with respect to the subject matter of this Agreement.

ARTICLE X

Miscellaneous

SECTION 10.01 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed wholly within such jurisdiction without giving effect to conflict of law principles thereof other than Section 5-1401 of the New York General Obligations Law, except to the extent that it is mandatory that the law of some other jurisdiction, wherein the Vessel is located, shall apply.

SECTION 10.02 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

SECTION 10.03 Complete Agreement. This Agreement and Schedules hereto contain the entire agreement between the parties hereto with respect to the transactions contemplated herein and, except as provided herein, supersede all previous oral and ·written and all contemporaneous oral negotiations, commitments, writings and understandings.

SECTION 10.04 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.05 Severability. If any of the provisions of this Agreement are held by any court of competent jurisdiction to contravene, or to be invalid under, the laws of any governmental body having jurisdiction over the subject matter hereof, such contravention or invalidity shall not invalidate the entire Agreement. Instead, this Agreement shall be construed as if it did not contain the particular provision or provisions held to be invalid, and an equitable adjustment shall be made and necessary provision added so as to give effect, as nearly as possible, to the intention of the Parties as expressed in this Agreement at the time of execution of this Agreement.

SECTION 10.06 Tbird Party Rights. Except to the extent provided in Article X, a Person who is not a party to this Agreement has no right to enforce or to enjoy the benefit of any term of this Agreement.

SECTION 10.07 Notices. Any notice, claim or demand in connection with this Agreement shall be delivered to the parties at the following addresses (or at such other address or facsimile number for a party as may be designated by notice by such party to the other party):

(a)	if to Capital Maritime & Trading Cmp., as follows:

c/o Capital Ship Management Corp.,

3 Iassonos Street, Piraeus, Greece

Attention: Gerassimos Kalogiratos

Facsimile: +30 210 428 4285

(b)	if to Emma Shipholdings Inc., as follows:

c/o Bairactaris & Partners

130 Kolokotroni Street

18536 Piraeus, Greece

E-mail: vbairactaris@bairactaris.com

(c)	if to Capital Product Partners L.P., as follows:

c/o Capital Ship Management Corp.,

3 Iassonos Street, Piraeus, Greece

Attention: CEO/CFO

Facsimile: +30 210 428 4285

and any such notice shall be deemed to have been received (i) on the next working day in the place to which it is sent, if sent by facsimile or (ii) forty eight (48) hours from the time of dispatch, if sent by courier.

SECTION 10.08 Representations and Warranties to Survive. All representations and warranties of the Buyer and Seller contained in this Agreement shall survive the Closing and shall remain operative and in full force and effect after the Closing, regardless of (a) any investigation made by or on behalf of any Party or its affiliates, any Person controlling any Party, its officers or directors, and (b) delivery of and payment for the Shares.

SECTION 10.09 Remedies. Except as expressly provided in Section 9.03, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity. Except as expressly provided in this Agreement, nothing in this Agreement will be considered an election of remedies.

SECTION 10.10 Non-recourse to General Partner. Neither the Buyer’s general partner nor any other owner of Equity Interests in the Buyer shall be liable for the obligations of the Buyer under this Agreement or any of the related transaction documents, including, in each case, by reason of any payment obligation imposed by governing partnership statutes.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first above written.

CAPITAL MARITIME & TRADING CORP.,

By	/s/ Gerasimos Kalogiratos
	Name	Gerasimos Kalogiratos
	Title:	Chief Financial Officer

EMMA SHIPHOLDINGS INC.,

By	/s/ Emmanouil Zannis
	Name	Emmanouil Zannis
	Title:	Director

CAPITAL PRODUCT PARTNERS L.P.

by Capital GP L.L.C., its general partner

By	/s/ Gerasimos Kalogiratos
	Name	Gerasimos Kalogiratos
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP, L.L.C.